UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sun BioPharma, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

86664M 107

(CUSIP Number)

Ryan R. Gilbertson, 1000 Parkers Lake Road, Wayzata, MN 55391

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86664M 107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Ryan R. Gilbertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,515,936
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,515,936
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,515,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 7

Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Sun BioPharma, Inc., a Utah corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 712 Vista Blvd., #305, Waconia, MN 55387.

Item 2 - Identity and Background

This statement is being filed by Ryan R. Gilbertson (“Gilbertson”), a Minnesota resident. Gilbertson is a United States citizen. The address of the reporting person is 1000 Parkers Lake Road, Wayzata, MN 55391. Gilbertson’s principal occupation is as an investor. In the past five years, Gilbertson has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

On June 12, 2015, the Issuer, formerly known as Cimarron Medical, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its wholly-owned subsidiary SB Acquisition Corporation, a newly formed Delaware corporation (“Merger Subsidiary”), and Sun BioPharma Research, Inc., a Delaware corporation formerly known as Sun BioPharma, Inc. (“SBP Research”). On September 4, 2015, pursuant to the Merger Agreement, Merger Subsidiary merged with and into SBP Research. Upon completion of the merger, the separate corporate existence of the Merger Subsidiary ceased, and SBP Research continued as the surviving corporation and as a wholly owned subsidiary of the Issuer.

As of the effective time of the merger on September 4, 2015, the issued and outstanding common stock of SBP Research before the merger converted into the right to receive an aggregate of 28,442,484 shares of the Issuer’s common stock, representing four shares of the Issuer’s common stock issued for every one share of SBP Research common stock cancelled.

In addition, options to purchase SBP Research common stock outstanding before the merger were converted into options to purchase an aggregate of 8,237,216 shares of Issuer’s common stock, and warrants to purchase by SBP Research common stock outstanding before the merger were converted into warrants to purchase an aggregate of 2,550,000 shares of Issuer’s common stock, in each case utilizing the same four to one share ratio described above. Outstanding convertible promissory notes payable by SBP Research having an aggregate principal amount of approximately $2.8 million were converted into convertible promissory notes payable by Issuer and convertible into shares of the Issuer’s common stock at a rate of $1.125 per share. Immediately prior to the merger, Issuer had 1,450,322 shares of common stock outstanding with no other capital stock or rights to acquire additional shares outstanding.

Prior to the merger, Gilbertson used personal funds to purchase common stock, warrants and convertible promissory notes issued by SBP Research, and had been granted options to acquire SBP Research common stock in consideration for services provided to SBP Research. As a result of the merger, Gilbertson now beneficially owns 7,515,936 shares of Issuer’s common stock, which includes 4,170,508 shares owned directly, 1,923,208 shares that could be acquired pursuant to currently exercisable stock options, 800,000 shares that could be acquired pursuant to currently exercisable warrants, an estimated 444,444 shares that could be acquired upon conversion of currently convertible promissory notes, and an estimated 177,776 shares that could be acquired upon conversion of currently convertible promissory notes held by Total Depth Foundation, a charitable foundation established by Gilbertson and as to whose holdings he has sole voting and investment power.

Item 4 - Purpose of Transaction

Gilbertson holds the Issuer common stock, options, warrants and convertible promissory notes for the purpose of investment and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Issuer’s business, financial position, strategic direction and prospects, price levels of its common stock, conditions of the securities markets, and general economic and industry conditions, Gilbertson may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including but not limited to changing his current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, Gilbertson may, from time to time, acquire additional Issuer securities, dispose of some or all of his Issuer securities, or continue to hold his Issuer securities. In addition, Gilbertson may engage in discussions with members of management, directors, and stockholders of Issuer concerning its business, operations, assets, strategy, future plans, corporate structure, and capitalization. Except as set forth herein, Gilbertson has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Gilbertson reserves the right to determine in the future whether to adopt plans or proposals of the type specified in the previous sentence.

Page 3 of 7

Item 5. Interest in Securities of the Issuer

(a)

Gilbertson beneficially owns 7,515,936 shares of the Issuer’s Common Stock representing approximately 22.6% of the Issuer’s outstanding common stock. This includes 1,923,208 shares subject to currently exercisable options, 800,000 shares subject to currently exercisable warrants, an estimated 444,444 shares potentially issuable pursuant to currently convertible promissory notes, and an estimated 177,776 shares potentially issuable pursuant to currently convertible promissory notes held by Total Depth Foundation. Gilbertson’s beneficial ownership percentage is calculated on the basis of 33,238,234 shares of Issuer common stock deemed outstanding, reflecting 29,892,806 shares of common stock actually outstanding as of the close of business on September 10, 2015 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2015, and an additional 3,345,428 shares deemed outstanding upon the assumed exercise or conversion of options, warrants and convertible promissory notes beneficially owned by Gilbertson.

(b)

Gilbertson has the sole power to vote or to direct the voting of 7,515,936 shares of common stock beneficially owned by the reporting person. The reporting person has the sole power to dispose or direct the disposition of 7,515,936 shares of common stock beneficially owned by the reporting person. The reporting person does not have shared power to vote or to direct the vote of any shares of common stock and does not have share power to dispose or direct the disposition of any shares of common stock.

(c)

The only transactions in the Issuer’s securities effected by the reporting person within the past 60 days were in connection with the merger transaction described in Item 3 and incorporated by reference in this Item 5(c).

(d)

The Total Depth Foundation, to the extent of its holdings of Issuer convertible promissory notes described above, is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Issuer securities that are the subject of this report.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Gilbertson has stock options to purchase an aggregate of 1,923,208 shares of Issuer’s common stock, a portion of which are incentive stock options and non-qualified stock options. Gilbertson’s stock options are all currently vested and exercisable, have a ten year term, have exercise prices ranging from $0.275 to $0.3175 per share, and expire from the dates between December 2023 and March 2025. Gilbertson’s convertible notes have an interest rate of 6% and are due upon demand of the holder of the note or upon a continuance of an event of default and are currently convertible in his discretion. Gilbertson’s warrants are currently exercisable at a per share exercise price of $0.1875, and terminate upon the earliest of June 2023, upon a closing of a change of control of Issuer, or immediately prior to a closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of Issuer common stock. The forms of Gilbertson’s option award agreements, convertible promissory notes and warrants are filed herewith as Exhibits 10.3, 10.4, 10.2 and 10.1, respectively, and the terms thereof are incorporated herein by reference.

Page 4 of 7

Item 7. Material to Be Filed as Exhibits

Exhibit 2.1 – Agreement and Plan of Merger, dated as of June 12, 2015 by and among Sun BioPharma, Inc., Cimarron Medical, Inc., and SB Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Issuer on June 18, 2015)

Exhibit 2.2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of August 3, 2015, by and among Sun BioPharma, Inc., Cimarron Medical, Inc., and SB Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Issuer on August 5, 2015)

Exhibit 10.1 – Form of Warrant to Purchase Shares of Stock (incorporated herein by reference to Exhibit 4.3 to the Form 8-K filed by Issuer on September 11, 2015)

Exhibit 10.2 – Form of Convertible Promissory Note (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by Issuer on September 11, 2015)

Exhibit 10.3 – Form of Incentive Stock Option Agreement for awards under 2011 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by Issuer on September 11, 2015)

Exhibit 10.4 – Form of Non-Qualified Stock Option Agreement for awards under 2011 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by Issuer on September 11, 2015)

Page 5 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2015
Date *
Signature Ryan R. Gilbertson

Name/Title

*  By signing his name hereto the undersigned does hereby sign this document on behalf of the above-named reporting person pursuant to a power of attorney duly executed thereby.

/s/ Andrew E. Gustafson

Andrew E. Gustafson, Attorney-in-fact

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)